Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings, as defined:
Income Before Income Taxes	$97	$221	$278	$246	$298	$216

Total fixed charges as below	52	121	114	143	159	190
Less interest component of AFUDC	1	2	2	3	1
Total fixed charges included in Income Before Income Taxes	51	119	112	140	158	190

Total earnings	$148	$340	$390	$386	$456	$406

Fixed charges, as defined:
Interest on long-term debt	$44	$105	$94	$109	$131	$151
Interest on short-term debt and other interest	3	9	13	23	13	22
Amortization of debt discount, expense and premium - net	4	6	6	7	8	9
Estimated interest component of operating rentals	1	1	1	4	7	8

Total fixed charges (a)	$52	$121	$114	$143	$159	$190

Ratio of earnings to fixed charges	2.8	2.8	3.4	2.7	2.9	2.1

Preferred stock dividend requirements on a pre-tax basis	$13	$28	$28	$27	$24	$4
Fixed charges, as above	52	121	114	143	159	190
Total fixed charges and preferred stock dividends	$65	$149	$142	$170	$183	$194
Ratio of earnings to combined fixed charges and preferred stock dividends	2.3	2.3	2.7	2.3	2.5	2.1

(a)	Interest on unrecognized tax benefits is not included in fixed charges.